Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Astronics Corporation for the registration of $150,000,000 of common stock, preferred stock, warrants, rights, stock purchase contracts, units and debt securities and guarantees of debt securities of Astronics Corporation by the Subsidiary Guarantors and to the incorporation by reference therein of our reports dated March 10, 2023, with respect to the consolidated financial statements and schedule of Astronics Corporation, and the effectiveness of internal control over financial reporting of Astronics Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Buffalo, New York
June 5, 2023